Mail Stop 3010                                                        August 7, 2009

John J. Suydam, Esquire
Vice President and Secretary
ACREFI Management, LLC
9 West 57th Street
43rd Floor
New York, NY 10019

>        **Re:     Apollo Commercial Real Estate Finance, Inc.**
>             **Registration Statement on Form S-11**
>             **Filed July 10, 2009**
>             **File No. 333-160533**

Dear Mr. Suydam:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.    We note that you intend to elect to be taxed as a REIT and that you have not yet
      identified any specific mortgage-related assets to acquire with the net proceeds of
      this offering. As a result, your offering appears to constitute a "blind-pool"
      offering. Accordingly, as applicable, please provide the disclosure required by
      Industry Guide 5 or tell us why such disclosure should not be provided in this
      document. Please refer to Release No. 33-6900 (June 17, 1991).

2.      We note that you and your subsidiaries intend to operate your business in a
        manner that will permit you and your subsidiaries to maintain an exemption from
        registration under the Investment Company Act of 1940.  Please provide us with a
        detailed analysis of this exemption and how your and your subsidiaries'
        investment strategy will support this exemption.  Further, please note that we will
        refer your response to the Division of Investment Management for further review.

3.      Please provide us with copies of any graphics, maps, photographs, and related
        captions or other artwork including logos that you intend to use in the prospectus.
        Such graphics and pictorial representations should not be included in any
        preliminary prospectus distributed to prospective investors prior to our review.

4.      We note your use of acronyms in the forepart of the prospectus.  Please avoid the
        use of acronyms.  See Rule 421(b) of Regulation C.

5.      We note that your Manager and certain of its affiliates have agreed to purchase
        shares in you in a concurrent private placement.  Please provide us with a detailed
        analysis regarding why the concurrent private placement should not be integrated
        into your current public offering.  Please see Securities Act Release No. 8828
        (Aug. 10, 2007).

6.      Please clearly identify Apollo Global Management, LLC as your sponsor.

7.      Please provide us with support for all quantitative and qualitative business and
        industry data used in the registration statement.  We note on page 2 and 4, without
        limitation, the following examples:

    •   "We believe that in each of the next three years, approximately $400 billion of
        commercial real estate loans are expected to mature and that markets are likely to
        face a void of several hundred billion dollars over this period that must be filled
        by new mortgage lenders since the supply of debt from traditional lending sources
        is anticipated to be less than the volume necessary to refinance maturing real
        estate loans."

    •   "The current illiquidity facing the market can be traced back to the beginning of
        this decade, which found CMBS volume increasing at a rapid pace from 2001 to
        2007.  During this period, capitalization rates on commercial real estate declined
        to historic lows and commercial real estate transaction volume peaked at close to
        $500 billion annually.  Since the market downturn began, issuance of CMBS in
        the U.S. has dropped from $230 billion in 2007 to $12 billion in 2008.  The
        resulting illiquidity has negatively affected both the terms and availability of
        financing for all real estate-related assets and has generally resulted in real-estate

related assets trading at significantly lower prices and higher yields compared to prior periods."

- "[M]arkets are likely to face a void of several hundred billion dollars over this period that must be filled by new mortgage lenders [because] the supply of debt from traditional lending sources is anticipated to be less than the volume necessary to refinance maturing real estate loans as many banks, insurance companies, finance companies and fund managers either face insolvency or have determined to reduce or discontinue investment in debt or equity related to real estate."

  Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

8. Please advise us how you complied with the financial statement requirements of Regulation S-X or revise to include this information in your amended registration statement.

Prospectus Cover Page

9. Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

10. Please add a summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Also, please add this disclosure to page 12.

11. Please add a summary risk factor to disclose that you have not indentified any specific investments. Also, please add this disclosure to page 12.

Summary, page 1

12. Please limit the disclosure in the summary to include concise descriptions of the more detailed disclosure found elsewhere in the prospectus, rather than repeating information in its entirety. We note, for example only, disclosure regarding your manager and Apollo, the governmental response and your business strengths and competitive advantages.

Our Company, page 1

13.     Please update the figures in this section and throughout the registration statement to reflect results as of the most recent fiscal quarter.

Our Manager and Apollo, page 2

14.     Throughout your registration statement you utilize industry jargon.  For example only, please provide a better explanation for contrarian, deleveraging, seniors performing, "pure-play," correspondent relationships, value-driven approach, in-place cash flows, and weekly deal pipeline.  If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them.  In addition, please do not use technical terms or industry jargon in your explanations.

15.     Please provide us with support for the following statement: "Apollo is a leading global alternative asset manager with a track record as a successful, contrarian, value-oriented investor in private equity and credit-oriented capital markets, with significant experience investing in distressed assets . . . ."

Experienced Management Team, page 6

16.     We note your reference to the collective experience of 80 years of the dedicated AGRE team.  Some members of the team may have only one or two years of experience, while others members of the team may have over 20 years of experience.  Please provide information as to the experience of each member individually or remove this statement.

Our Target Assets, page 10

17.     Based on your current expectations and estimates, please revise your disclosure to assign percentages to each asset class to clarify the potential makeup of your investment portfolio.  Please provide similar disclosure in your use of proceeds section.

18.     We note that you intend to target investment grade commercial mortgage-backed securities.  Please revise to clarify if there is a current minimum rating you will limit your investments to in this noted asset class.

Our Financing Strategy, page 11

19.     Please explain what you consider to be a conservative range for total borrowings.

Our Structure, page 14

20.     Please increase the font size of the organizational chart on page 9.  The chart, as currently provided, is barely legible.

Management Agreement, page 14

21.     Please revise your disclosure to explain how you will calculate the "retained earnings" underlying the base management fee.

22.     Please disclose in the summary that you cannot terminate your management agreement in the first three years.

Conflicts of Interest, page 17

23.     Please revise this section to disclose the amount of time your Manager expects to allocate to this program.

24.     We note your disclosure that no other Apollo sponsored investment vehicle currently focuses on your target asset classes as part of its "core investment strategy" and no other Apollo sponsored investment vehicle currently holds "significant investments" in your target assets.  Please revise to disclose any other Apollo sponsored investment vehicle which has as part of its investment strategy a focus on your target assets classes or has some investments in your target assets.

25.     We note that your manager and Apollo have an investment allocation policy in place that is intended to enable you to share equitably with other clients of your manager and Apollo in all investment opportunities that may be suitable for you and such other clients.  Please revise your disclosure to describe and quantify what you mean by share "equitably."

26.     In addition, please identify all of the funds that have a right to co-invest with you.

27.     Please explain what fees you are responsible for if you co-invest with another fund.

Risk Factors, page 24

28.     Please review your risk factors and consolidate those risks that contain duplicative disclosure.  Provide just enough detail to highlight the risk and present it in context.  Avoid extraneous information and unnecessary background.  In addition, get to the risk as quickly as possible.

29.     Please review your risk factors and eliminate those risks that are generic to any public company.  For example, we note your risk factor on page 31 regarding the applicability of the Sarbanes-Oxley Act of 2002.  Alternatively, please revise such risk factors to demonstrate risks specific to you.

There is no assurance . . . ., page 37

30.     Please update this risk factor to disclose that there were no participants in the first round of CMBS TALF that recently occurred and that there may be a lack of assets that are eligible for the program.

Distribution Policy, page 67

31.     We note your disclosure on pages 59, which indicates that distributions may be paid in shares of your common stock at the election of your shareholders.  Please add disclosure to describe the stock election process.

32.     Please revise to disclose the potential impact on distributions resulting from fees and expenses payable to your Manager.  Additionally, we note your disclosure that you could be required to sell assets or borrow funds to make cash distributions.  Please expand your disclosure to discuss any other possible sources of distribution payments, including offering proceeds, and the source of any distribution payments made before you have acquired your target assets.

Use of Proceeds, page 64

33.     Please discuss how long you expect it to take to invest offering proceeds in a diversified portfolio of real estate-related debt investments.

Forward-Looking Statements, page 64

34.     Please delete the sentence that reads "You should not place undue reliance on these forward-looking statements."  This phrase could be read as a disclaimer of information in your filing.

Government Response to Market Conditions, page 71

35.     We note your disclosure of the various government programs that have recently
        been implemented to restore stability in the financial markets.  Please revise your
        disclosure to discuss the relevance of each program to your business or business
        plan.  If the program is not material or relevant to your business, please consider
        removing the discussion.

Business, page 91

Our Target Assets, page 104

36.     Please disclose your portfolio turnover policy.  Please see Item 13(b)(2) of Form
        S-11.

Our Financing Strategy, page 108

37.     Please explain what you mean by the phrase "prudent amount of leverage."

Our Manager and the Management Agreements, page 118

38.     Please provide disclosure regarding the experience of Mr. Black and Mr. Harris in
        accordance with Item 401(c) of Regulation S-K or tell us why you believe this
        disclosure is not required.

39.     In the disclosure for Mr. Azrack, please define the acronym "RTC."

40.     Please revise your disclosure of the experience of your officers and other
        significant employees to provide the dates each individual's employment began
        and ended with each entity where he was employed.  To the extent each
        individual held a title during their tenure at an entity, please disclose the title held
        and the time period during which this title was held.  For example only, we note
        that you do not provide the date Mr. Weiner commenced working for Barclays
        and when he became the Managing Director at Barclays.

Management Agreement, page 121

41.     We note your disclosure that your "Manager will not assume any responsibility
        other than to render the services called for [under the management agreement] and
        will not be responsible for any action of our board of directors in following or
        declining to follow its advice or recommendations."  Please briefly describe the
        fiduciary obligations of your officers who are employees of your Manager.

42.     We note your disclosure that your Manager may have 45 days, under "certain circumstances," before it may be terminated for a continuing material breach. Please disclose the circumstances that would allow the Manager an additional 15 days to cure a breach.

Our Management, page 130

Executive Compensation, page 131

43.     We note that your chief financial officer will be your only employee. If you have entered into an employment agreement with Mr. Vecchione, please file it in accordance with Item 601(b)(10).

44.     Please provide the disclosure required by Item 402 of Regulation S-K for your chief financial officer.

2009 Equity Incentive Plan, page 134

45.     We note your disclosure that shares of restricted common stock will be issued only upon the satisfaction of certain performance hurdles. Please disclose that performance measures that must be achieved prior to stock being issued.

Shares Eligible for Future Sale, page 149

Lock-up Agreements, page 150

46.     We note your disclosure that the directors, executive officers, Apollo and certain of its affiliates and certain significant shareholders will be subject to a lock-up agreement for 180 days, with limited exceptions. Please disclose the limited exceptions that would permit these persons to sell their shares sooner.

U.S. Federal Income Tax Considerations, page 157

47.     Please revise the disclosure prior to effectiveness to reflect that you have received the opinion of Clifford Chance US LLP rather than stating that you will receive the opinion.

Underwriting, page 185

48.     Please revise to provide more detailed disclosure regarding the services provided to you and your affiliates by the underwriters and their affiliates in the past.

Appendix II, page 194

49.     Please remove this disclaimer.  Disclaimers of information in the filing are
        inappropriate.

Exhibits

50.     Please file all required exhibits as promptly as possible.  If you are not in a
        position to file your legal and tax opinions with the next amendment, please
        provide a draft copy for us to review.

51.     We note your reference to opinions of Latham and Watkins, LLP and Venable
        LLP on page 190.  It appears that you have not included these opinions in your
        exhibit index.  Please file these opinions in accordance with Item 601 of
        Regulation S-K or tell us why you believe you are not required to file these
        opinions.

52.     Please tell us why you are filing the "Form of" various agreements.  Explain why
        you are not able to file final, executed agreements prior to effectiveness of the
        registration statement.

53.     We note that you intend to enter into indemnification agreements with each of
        your directors and officers.  Please file these agreements in accordance with Item
        601(b)(10) of Regulation S-K.

Signatures

54.     We note the filing does not include the signature of your controller or principal
        accounting officer.  Please include this signature in your next amendment.  If Mr.
        Vecchione also serves as the controller or principal accounting officer, his
        signature should be captioned as such in your amended filing.  See Instructions 1
        and 2 to the Signatures section of Form S-11.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551- 3655 with any other questions.

Sincerely,


Sonia G. Barros
Special Counsel


cc: Jay L. Bernstein, Esq.